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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 67231

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CenterPoint M&A Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21550 Oxnard Street #960

(No. and Street)

Woodland Hills   **California**   **91367**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Bandouveris   **(818) 593-7907**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – If individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404 Tarzana   **California 91356**

(Address)   (City)   (State)   (Zip Code)

09/15/2005   **2370**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

HCB

HAROLD

I, Chris Bandouveris _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CenterPoint M&A Advisors, Inc. _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Harold C&F Frick_

Title:
CEO

Notary Public _____ SEE ATTACHED CALIFORNIA JURAT

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

LISA L. BRICKER
Notary Public - California
Los Angeles County
Commission # 2405871
My Comm. Expires Jun 23, 2026

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this ___9th___ day of _February_, 20_23_,
by   *Date*   *Month*   *Year*

(1) _Harold Christopher_

(and (2) _Bandoveas_),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Lisa Brick_
          Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Reports_

Document Date: _____ Number of Pages: _3 including CA 1st Jurat._

Signer(s) Other Than Named Above: _non_

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of CenterPoint M&A Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CenterPoint M&A Advisors, Inc. as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CenterPoint M&A Advisors, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CenterPoint M&A Advisors, Inc.'s management. My responsibility is to express an opinion on CenterPoint M&A Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CenterPoint M&A Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CenterPoint M&A Advisors, Inc.'s financial statements. The Supplemental Information is the responsibility of the CenterPoint M&A Advisors, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CenterPoint M&A Advisors, Inc.'s auditor since 2015.

Tarzana, California

February 10, 2023

CENTERPOINT M&A ADVISORS, INC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	369,794
Right of Use Asset/Office Lease		122,210
Furniture & Fixtures		0
Other assets		1,408
Total assets	$	493,412

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	6,603
Accrued Expenses		2,500
Unfunded Pension Liability		63,430
Lease Liability		122,430
Total liabilities	$	194,963

STOCKHOLDERS' EQUITY:

Common stock, $1 par value 2,000 shares authorized		
2,000 shares issued, and outstanding	$	2,000
Additional paid in capital		48,000
Retained earnings		248,449
Total stockholders' equity	$	298,449
Total liabilities and stockholders' equity	$	493,412


CenterPoint M&A Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2022


Revenues

Advisory fees	$ 1,446,545
Interest income	550
Total revenues	1,447,095

Expenses

Employee compensation and benefits	1,164,486
Occupancy expense	50,505
Professional fees	47,897
Communications	17,166
Other operating expenses	114,937
Total expenses	1,394,991
Net income (loss) before income tax provision	52,104
Income tax provision	800
Net income (loss)	$ 51,304


The accompanying notes are an integral part of these financial statements.



CenterPoint M&A Advisors, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022


	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance at December 31, 2021	$	2,000	$	48,000	$	197,145	$	247,145
Net income (loss)		-		-		51,304		51,304
Balance at December 31, 2022	$	2,000	$	48,000	$	248,449	$	298,449

CenterPoint M&A Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flow from operating activities:

Net income (loss)		$ 51,304
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
Depreciation Expense	$ 2,864	
(Increase) decrease in assets:		
NASD/CRD Account	149	
Accounts Payable	5,179	
401K Payable	(52,000)	
Unfunded Pension Liability	63,430	
Total adjustments		19,622
Net cash provided by (used in) operating activities		70,926
Net increase (decrease) in cash		70,926
Cash at beginning of year		298,868
Cash at end of year		$ 369,794

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ 239	
Income taxes	$ 1,725	
Implementation of Right of Use Asset	$ 129,085	

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CenterPoint M&A Advisors, Inc. (the "Company") was incorporated in the State of California on January 20, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer,that provides several classes of services, including a) Private placements of securities on a best efforts basis only, b) merger and acquisition, and c) other corporate finance advisory services.

Under its membership agreement with FINRA Rule, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is "non-covered" from Rule 15c3-3 pursuant to Footnote 74 to SEC Release 34-70073 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

ASC 606 REVENUE RECOGNITION

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.   The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost and depreciated straight line over five or seven years. Purchases over $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Pension plan - The Company applies the provisions FASB ASC 715, "Compensation - Retirement Benefits". These provisions require employers to recognize on their balance sheets a liability and/or an asset equal to the under-funded or over-funded status of their defined benefit pension and other postretirement benefit plans. The funded status that the Company will report on the balance sheet under these standards is to be measured as the difference between the fair market value of plan assets and the benefit obligation. The standards also require that for each under-funded plan, an amount equal to the next twelve months' expected benefit payments in excess of the plan's current assets be classified as a current liability. The remainder is classified as a non-current liability.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable

jurisdiction for years ending December 31, 2019, 2020 and 2021. As of December 31, 2022, the taxing agencies have not proposed any adjustment to the Company's tax position.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Computers & Office Equipment	$	35,027	5
Furniture & fixtures		43,297	7
Total cost of property and equipment		78,324	
Less: accumulated depreciation		(78,324)	
Property and equipment, net	$	0.00	

Depreciation expense for the year ended December 31, 2022 was $2,864.

Note 4: RETIREMENT PLANS

Profit sharing plan - The Company sponsors a 401(k) profit sharing pension plan covering substantially all of its employees. All employees with at least one year of continuous service and who have reached the age of 21 are eligible for the plan. In accordance with the plan, the Company contributes a matching contribution equal to a percentage of the participant's elective deferrals. In addition, the Company may contribute an additional amount to each participant's account. The matching contribution and the additional contributions are at the discretion of the Company's management and are determined on an annual basis. Total profit sharing contribution for the year ended December 30, 2022 was $36,600.

Defined benefit pension plan - The Company sponsors a qualified cash balance defined benefit pension plan covering substantially all employees who meet the eligibility requirements. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The annual measurement date for the plan is December 31.

Following are reconciliations of the projected pension benefit obligation and the value of plan assets for the year ended December 31, 2022:

Change in benefit obligation during the year:

Benefit obligation at beginning of the year	$ 630,000
Service cost	400,000
Interest cost	31,500
Benefit obligation at end of year	$1,061,500

Change in plan assets during the year:

Fair value of plan assets at beginning of year	$ 650,000
Employer contribution	400,000
Actual return of plan assets	(51,930)
Fair value of plan assets at end of year	$ 998,070

CenterPoint M&A Advisors, Inc.
Notes to Financial Statements
December 31, 2022

As of December 31, 2022, the funded status of the plan was as follows:

Benefit obligation	$1,061,500
Fair value of plan assets	998,070
Fair value of plan assets (in excess) deficit of benefit obligation	$ 63,430

At December 31, 2022, the following amounts were recognized in the balance sheet:

Amounts recognized in the balance sheet:

As a long-term liability	$ 63,430

The Company's expected long-term return on plan assets assumption is based on a periodic review and modeling of the plan's asset allocation and liability structure over a long-term period. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by (1) historical real returns, net of inflation, for the asset classes covered by the investment policy and (2) projections of inflation over the long-term period during which benefits are payable to plan participants.

It is the Company's policy to invest pension assets in a diversified portfolio consisting of an array of asset classes within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets are primarily invested in a broad mix of domestic and international equities, subject to the target asset allocation ranges. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

The following table sets forth by level, within the fair value hierarchy, the Company's pension plan assets at fair value as of December 31, 2022:

	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level3)
Equities	$597,668	$	$
Money market mutual funds	402		
Cash	400,000		
	$998,070		

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease on December 31, 2003. A seventh amendment commenced to that lease on November 1, 2022 and expires on October 31, 2025.

Rent expense for the year ending December 31 2023 was $47,689.

Future annual minimum annual payments are as follows: For years ending:
December 31, 2023 $43,857
December 31, 2024 $45,173
December 31, 2025 $38,581

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-of-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The remaining right of use asset balance at December 31, 2022 is $122,210.

The Company's lease agreement for office space is in the name of its two shareholders and the Company, and is guaranteed by both shareholders.

The Company was not subject to or in involved in any legal or litigation matters during the fiscal year or at year-end December 31, 2022.

Note 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Other than mentioned above in Note 5, the Company has issued no guarantees at December 31, 2022 or during the year then ended.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of February 10, 2023. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $282,041 which was $277,041 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $194,963 to net capital was 0.26 to 1, which is less than the 15 to 1 maximum allowed.


CenterPoint M&A Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022


Computation of net capital

Common Stock	$ 2,000	
Additional paid-in capital	48,000	
Distributions	(1,236,132)	
Retained earnings	1,484,581	
Total stockholders' equity		$ 298,449
Less: Non-allowable assets		
Prepaid expense	(105)	
Accts Receivable	-	
Deposits	(1,303)	
Property, plant & equipment	-	
Total non-allowable assets		(1,408)
Net Capital before haircuts		297,041
Less: Haircuts on securities		
Haircut on Fidelity Bond	(15,000)	
Total haircuts on securities		(15,000)
Net Capital		282,041

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,850	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 277,041
Ratio of aggregate indebtedness to net capital	0.26 : 1	
Net Capital as submitted on the Dececmeber 31 unaudited FOCUS Report		$345,471
Less Pension accrual audit adjustment		($63,430)
Net Capital as as presented above		282,041


See independent auditor's report


CenterPoint M&A Advisors, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

CenterPoint M&A Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

The Company has no possession or control obligations 15c3-3(b) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Centerpoint M&A Advisors, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Centerpoint M&A Advisors, Inc., stated that Centerpoint M&A Advisors, Inc.'s, business activities are limited private placements of securities on a best efforts basis only and other- merger and acquisition and other corporate finance advisory services, and that it has not held customer funds or securities and that Centerpoint M&A Advisors, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Centerpoint M&A Advisors, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Centerpoint M&A Advisors, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerpoint M&A Advisors, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2023

CenterPoint M&A Advisors, Inc.
Exemption Report

CenterPoint M&A Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CenterPoint M&A Advisors, Inc.

HAROLD CHRYSTOPHER BANDUWRAY

By: _____

Title: CEO

Date: February 10, 2022